

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

July 29, 2016

William Wei Huang
Chief Executive Officer
GDS Holdings Limited
2/F, Tower 2, Youyou Century Place
428 South Yanggao Road
Pudong, Shanghai 200127
People's Republic of China

> **Re:** **GDS Holdings Limited**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted July 14, 2016**
> **CIK No. 0001526125**

Dear Mr. Huang:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Unless otherwise noted, references in this letter to prior comments refer to our letter dated June 16, 2016.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Selected Consolidated Financial and Operating Data

Non-GAAP Measures, page 81

1. We note your added disclosure regarding start-up costs in response to prior comment 12. It appears such costs are normal, recurring, cash operating expenses for your business even though they are incurred before a particular data center begins operations. As such, the exclusion of such costs does not appear to be consistent with Question 100.01 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016 or Regulation G. Please revise accordingly.

Critical Accounting Policies

Share-based Compensation, page 93

2.   Please update these disclosures for the share option grant in May 2016.

Liquidity and Capital Resources, page 102

3.   We note your response to prior comment 17 and your disclosure on page 104. You state that as of December 31, 2015 the restricted assets were RMB1,323.1 million, all of which consisted of restricted capital. It is still unclear how the amount of restricted assets is derived and how it relates to the consolidated shareholders' deficit of RMB340.5 million. Please further explain to us how you calculated restricted net assets.

Note 9. Loans and Borrowings

Long-term borrowings, page F-32

4.   We note your response to prior comment 37. Please provide us with a breakdown that includes the amount and significant terms for each loan not included in your disclosures. Also, explain why you believe it is not necessary to disclose these loans in the financial statement footnotes.

5.   We note in your revised disclosure in response to prior comment 38 you state that RMB1,076,579 was recorded in long-term loans and borrowing. Please tell us how this relates to the long-term borrowings totaling RMB1,053,482 on page F-32.

Note 15 Ordinary Shares, page F-45

6.   We note your response to prior comment 40. Please revise your disclosures to clarify that your reason for repurchasing the various series of preferred stock and ordinary shares in conjunction with the issuance of Series C preferred shares was so that the Series C shareholder would hold no less than 40% of your issued share capital on a fully diluted basis.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3456 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney
Office of Information
Technologies and Services

cc: Daniel Fertig, Esq.
        Simpson Thacher & Bartlett LLP